--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                             ---------------------

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)
                           PANDION ACQUISITION CORP.
                         ATLAS COPCO NORTH AMERICA INC.

                                   (Bidders)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   76009V102
                     (CUSIP Number of Class of Securities)

                            ------------------------

                         ATLAS COPCO NORTH AMERICA INC.
                        1211 HAMBURG TURNPIKE, SUITE 214
                            WAYNE, NEW JERSEY 07470
                                ATTN: Mark Cohen

                           TELEPHONE: (973) 633-8600
                           FACSIMILE: (973) 633-9722

          (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                           STEPHEN R. RUSMISEL, ESQ.
                      WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                           TELEPHONE: (212) 858-1000
                           FACSIMILE: (212) 858-1500

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 76009V102                                            Page 2 of 8 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Pandion Acquisition Corp.
    I.R.S. Employer Identification Number--Application Pending

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (7)

    0%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1

CUSIP NO. 76009V102                                            Page 3 of 8 Pages

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Atlas Copco North America Inc.
    I.R.S. Employer Identification Number--22-1669012

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) / /

                                                                         (b) / /
--------------------------------------------------------------------------------

3   SEC USE ONLY

--------------------------------------------------------------------------------

4   SOURCE OF FUNDS

    AF
--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------

7   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0
--------------------------------------------------------------------------------

8   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             / /
--------------------------------------------------------------------------------

9   PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (7)

    0%
--------------------------------------------------------------------------------

10  TYPE OF REPORTING PERSON

    CO
--------------------------------------------------------------------------------

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Pandion Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 (together with the associated preferred share purchase rights, the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at a purchase price of $29.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as may be amended or supplemented from time to time, together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Rental Service Corporation and the address of its principal executive offices is 6929 East Greenway Parkway, Suite 200, Scottsdale, Arizona 85254.

    (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Section 6--Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is being filed by Purchaser and Parent. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and Annex I thereto is incorporated herein by reference.

    (e)-(f) During the last five years neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Annex I of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)(1) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Annex I of the Offer to Purchase has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

    (a)(2) Other than the transactions described in Item 3(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the persons listed in Annex I to the Offer to Purchase has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

    (b) The information set forth in the "INTRODUCTION," "Section 9--Certain Information Concerning Parent and Purchaser," "Section 11--Background of the Offer; Past Contacts, Transactions or Negotiations with the Company", "Section 12--Purpose of the Offer and the Merger; Plans for the Company" and "Section 13-- The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS.

    (a)-(b) The information set forth in "Section 10--Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the "INTRODUCTION," "Section 11--Background of the Offer; Past Contacts, Transactions or Negotiations with the Company", "Section 12--Purpose of the Offer and the Merger; Plans for the Company" and "Section 13--The Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in "Section 7--Certain Effects of the Transaction" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "Section 9--Certain Information Concerning Parent and the Purchaser" and "Section 11--Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the "INTRODUCTION," "Section 10--Source and Amount of Funds," "Section 11--Background of the Offer; Past Contacts, Transactions or Negotiations with the Company," "Section 12--Purpose of the Offer and the Merger; Plans for the Company" and "Section 17--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Section 17--Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in "Section 9--Certain Information Concerning Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Purchaser or Parent, or to the best knowledge of Purchaser and Parent, any of the persons listed in Annex I of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

    (b)-(c) The information set forth in the "INTRODUCTION," "Section 15--Certain Conditions to the Purchaser's Obligations" and "Section 16--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "Section 7--Certain Effects of the Transaction" and "Section 16--Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (e) None.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated June 29, 1999.

    (a)(2)  Letter of Transmittal.

    (a)(3)  Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)  Summary Advertisement dated June 29, 1999.

    (a)(8)  Press Release of Parent dated June 28, 1999.

    (b)(1)  Commitment Letter from Credit Suisse First Boston dated June 25,
1999.

    (c)(1) Agreement and Plan of Merger, dated as of June 28, 1999, by and among Parent, the Purchaser and the Company.

    (c)(2)  Guaranty of Atlas Copco AB dated June 28, 1999.

    (c)(3) Letter agreement between the Company and Atlas Copco AB dated June 14, 1999.

    (d)    None.

    (e)    Not applicable.

    (f)    None.

    (g) Atlas Copco North America Inc. Consolidated Financial Statements as of and for the years ended December 31, 1998 and 1997.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PANDION ACQUISITION CORP.

                                By:  /s/ MARK COHEN
                                     -----------------------------------------
                                     Name: Mark Cohen
                                     Title: President

                                ATLAS COPCO NORTH AMERICA INC.

                                By:  /s/ MARK COHEN
                                     -----------------------------------------
                                     Name: Mark Cohen
                                     Title: Executive Vice President

Date: June 29, 1999

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                     EXHIBIT
---------  ---------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase dated June 29, 1999.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)     Summary Advertisement dated June 29, 1999.
(a)(8)     Press Release of Parent dated June 28, 1999.
(b)(1)     Commitment Letter from Credit Suisse First Boston dated June 25, 1999.
(c)(1)     Agreement and Plan of Merger, dated as of June 28, 1999, by and among Parent, the Purchaser and the
           Company.
(c)(2)     Guaranty of Atlas Copco AB dated June 28, 1999.
(c)(3)     Letter agreement between the Company and Atlas Copco AB dated June 14, 1999.
(d)        None.
(e)        Not applicable.
(f)        None.
(g)        Atlas Copco North America Inc. Consolidated Financial Statements as of and for the years ended December
           31, 1998 and 1997.